UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101 and 333-261550) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Extraordinary General Meeting Results

On September 9, 2022, the Company held an Extraordinary General Meeting. 49,695,975 ordinary shares of the Company (which includes 48,714,999 ordinary shares represented by American Depositary Shares), representing in total 87% of the ordinary shares outstanding as of the date of the Extraordinary General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

The Company’s shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Shareholders holding 49,531,835 ordinary shares voted in favor of the proposal corresponding to approximately 99.67% of total share capital represented at the general meeting and of the votes cast.

Shareholders holding 1,768 ordinary shares voted against the proposal and shareholders holding 162,372 ordinary shares abstained from voting.

Agenda Item 2: Election of New Board Members

The Company’s shareholders elected William Carl Fairey Jr. and Siham Imani as Class I directors, with the term for such board members to expire at the Annual General Meeting of the Company to be held in 2023.

William Carl Fairey Jr.

Shareholders holding 49,531,064 ordinary shares voted in favor of William Carl Fairey Jr. corresponding to approximately 99.67% of total share capital represented at the general meeting and of the votes cast. Shareholders holding 2,734 ordinary shares voted against the election of William Carl Fairey Jr. and shareholders holding nominal DKK 162,177 ordinary shares abstained from voting.

Siham Imani

Shareholders holding 49,531,101 ordinary shares voted in favor of Siham Imani corresponding to approximately 99.67% of total share capital represented at the general meeting and of the votes cast. Shareholders holding 2,666 ordinary shares voted against the election of Siham Imani and shareholders holding 162,208 ordinary shares abstained from voting.

Agenda Item 3: Authorization of the Chairman of the Meeting

The Company’s shareholders authorized the chairman of the meeting (with a right of substitution) on behalf of the Company to apply to the Danish Business Authority for registration of the resolutions passed and to make any such amendments and supplements to the application and the resolutions, including the Company’s articles of association and the minutes of the general meeting, as may be required as a condition for registration.

Shareholders holding 49,548,059 ordinary shares voted in favor of authorization of the Chairman of the meeting corresponding to approximately 99.70% of total share capital represented at the general meeting and of the votes cast. Shareholders holding 665 ordinary shares voted against the authorization of the Chairman of the meeting and shareholders holding 147,251 ordinary shares abstained from voting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 12, 2022	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer